

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2018

Robert A. Iger
Chairman and Chief Executive Officer
The Walt Disney Company
500 South Buena Vista St
Burbank, CA 91521

  Re: The Walt Disney Company
    Amendment No. 1 to Registration Statement on Form S-4
    Filed May 17, 2018
    File No. 333-224335

Dear Mr. Iger:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2018 letter.

Amendment 1 to Form S-4

Questions and Answers About the Transactions and the Special Meetings
What is the expected timing and order of each of the material steps of the transactions..., page 8

1. The expected timing and reasons behind the timing of the effectiveness of the 21CF charter amendments in the first bullet is still unclear. Consider adding another Q&A following this one, explaining why you expect that the transactions will be completed within 12-18 months after December 13, 2017.

Risk Factors, page 61

2. Please tell us what consideration you gave to adding a risk factor discussing how Comcast's higher offer for Sky and Sky's subsequent withdrawal of its support for 21CF's offer impacts the reliability of the fairness opinions received by Disney and 21CF.

Recommendation of the 21CF Board; 21CF's Reasons for the Transactions, page 110

3. We note your response to our prior comment 12. Please revise to discuss whether the board considered the unknown amount of the transaction tax to be a negative factor in its determination, direct us to where this has been sufficiently discussed, or tell us why revision is not necessary.

Exhibits

4. In exhibit 99.3 have Goldman Sachs & Co. LLC revise its consent, including the second-to-last sentence, so that it applies to all amendments to the registration statement. Please also confirm that the consents by J.P. Morgan and Guggenheim apply to each amendment, or file new consents with each amendment.

    You may contact Heather Clark at (202) 551-3624 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or Anne Parker, Assistant Director, at (202) 551-3611 with any other questions.

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